UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 HaCharoshet St., Raanana,
4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) and Form F-3 (File No. 333-194338).

xtl biopharmaceuticals Announces RATIO CHANGE OF ITS DEPOSITARY RECEIPT PROGRAM

RAANANA, Israel - (January 25, 2017) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical company developing treatments for autoimmune diseases, today announced the Company has authorized The Bank of New York Mellon, as depository (“BNY Mellon”), to effect on February 10, 2017 a change in the ratio from one (1) Depositary Share (“DS”) representing twenty (20) ordinary shares to a new ratio of one (1) DS representing one hundred (100) ordinary shares. For the Company's DS holders, this ratio change will have the same effect as a reverse split on the XTL DSs on the basis of one (1) new DS for every five (5) old DSs held. The ordinary shares of XTL will not be affected by this change in the DS to ordinary share ratio.

Effective February 10, 2017, DS holders of XTL will be required on a mandatory basis to surrender their old DSs to BNY Mellon for cancellation at the rate of five (5) “OLD” DSs (CUSIP# 98386D208) for one (1) “NEW” DS (CUSIP# 98386D307). Holders in the Direct Registration System and in DTC will have their DSs automatically exchanged and need not take any action. Only whole DSs will be distributed. BNY Mellon will attempt to sell any fractional DSs and distribute the cash proceeds.

The Company believes that the ratio change is in the best interest of its shareholders as it will assist the Company in regaining compliance with the minimum average closing price continued listing standard of the NASDAQ Capital Market (NCM). However, the Company can give no assurance that this goal will be achieved upon the effectiveness of the ratio change.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd. is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases. The Company’s lead drug candidate, hCDR1, is a world-class clinical asset for the treatment of autoimmune diseases including systemic lupus erythematosus (SLE) and Sjögren’s Syndrome (SS). The few treatments currently on the market for these diseases are not effective enough for most patients and some have significant side effects. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

XTL Biopharmaceuticals Ltd.

5 Hacharoshet Street, Raanana, 43656, Israel

Tel: +972 9 955 7080; email: ir@xtlbio.com

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080

Email: ir@xtlbio.com

www.xtlbio.com

Stephanie Carrington

ICR, Inc.

646-277-1282

Stephanie.Carrington@icrinc.com

Media

James Heins

ICR, Inc.

203-682-8251

James.Heins@icrinc.com

XTL Biopharmaceuticals Ltd.

5 Hacharoshet Street, Raanana, 43656, Israel

Tel: +972 9 955 7080; email: ir@xtlbio.com

Cautionary Statement

This press release may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2016.

XTL Biopharmaceuticals Ltd.

5 Hacharoshet Street, Raanana, 43656, Israel

Tel: +972 9 955 7080; email: ir@xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: January 25, 2017	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer